UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the following sentence of the Media Release: “Further information about Credit Suisse can be found at www.credit-suisse.com”.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Zurich, December 22, 2017

Media Release

US Tax Cuts and Jobs Act
▪	Credit Suisse expects write-down of approximately CHF 2.3 billion in 4Q17 due to US tax reforms
▪	Tax reforms expected to have a positive impact on the US economy and our activity levels in the US
▪	New tax on services and interest payments to affiliates outside US to likely have a negative impact on Credit Suisse US tax liabilities in 2018
▪	Further detail on impact of US tax reform to be provided with announcement of full-year 2017 results in February

Zurich, December 22, 2017 – Credit Suisse expects to write down the value of its deferred tax assets (DTAs) in the US by approximately CHF 2.3 billion in 4Q17, following the enactment of the US Tax Cuts and Jobs Act today.

The write-down is a one-time accounting adjustment and has a minimal impact on Credit Suisse’s strong regulatory capital position. The bank reported a look-through CET1 ratio of 13.2% at the end of 3Q17 and intends to operate at a ratio of more than 12.5% from 2018 to 2020, before the implementation of the Basel III reforms beginning in 2020. The policy for returning capital to shareholders announced at the Investor Day is unchanged.

Credit Suisse anticipates that the reforms will have a positive impact on the US economy and our activity levels in the US, in particular with regard to our investment banking activities in advisory and underwriting.

With regard to the immediate impact on Credit Suisse’s effective tax rate, it should be noted that the US reforms introduce a new tax on services and interest payments to affiliated companies outside the US. Credit Suisse is likely to be affected by this measure in 2018, increasing our US corporate tax liability. The accounting effects of this new measure - the base erosion and anti-abuse tax (BEAT) - may be subject to revision depending on any guidance received from US authorities and standard setting bodies.

Further detail on the implications of the tax reform for Credit Suisse will be provided when the fourth-quarter and full-year 2017 results are published on February 14, 2018.

Media Release
December 22, 2017 Page 2/3
Information for investors and media
Adam Gishen, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 e-mail: investor.relations@credit-suisse.com

Amy Rajendran, Media Relations, Credit Suisse Tel: +41 844 33 88 44 e-mail: media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in about 50 countries worldwide. The group employs approximately 46,720 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and development s affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

Media Release
December 22, 2017 Page 3/3

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Flavio Lardelli
Flavio Lardelli
Date: December 22, 2017		Vice President